Exhibit 4.6
DESCRIPTION OF COMMON STOCK
As of the end of the period covered by the most recent Annual Report on Form 10-K of OPKO Health, Inc.(the “registrant”), the common stock, par value $0.01 per share, of the registrant (the “common stock”) was registered under Section 12 of the Securities Exchange Act of 1934, as amended. Unless the context otherwise requires, all references herein to “we”, “our”, “ours”, and “us” refer to OPKO Health, Inc.

The following description of the common stock is a summary and does not purport to be complete. A copy of our amended and restated certificate of incorporation, as amended, which we refer to as our Amended and Restated Certificate of Incorporation, and our amended and restated bylaws, which we refer to as our Amended and Restated Bylaws, have been filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2020. Our common stock and the rights of the holders of our common stock are subject to the applicable provisions of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, as well as some of the terms of our outstanding indebtedness. The description below of our common stock and provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are summaries and are qualified by reference to the Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, and by the applicable provisions of the DGCL. We encourage you to read that law and those documents carefully.
General
Our authorized capital stock consists of 1,010,000,000 shares of capital stock, of which: (i) 1,000,000,000 shares are designated as common stock, par value $0.01 per share; and (ii) 10,000,000 shares are designated as preferred stock, par value $0.01 per share. As of February 8, 2021, we had 670,035,399 shares of common stock outstanding and no shares of preferred stock issued and outstanding.

Voting Rights
The holders of shares of the common stock are entitled to one vote per share in connection with the election of directors and all other matters submitted to a vote of stockholders. The holders of shares of the common stock do not have cumulative voting rights.
Dividend Rights
Subject to any preferential dividend rights of holders of any then outstanding shares of the our preferred stock and the Amended and Restated Certificate of Incorporation, the holders of shares of the common stock shall be entitled to receive, on a pro rata basis, such dividends and other distributions in cash, stock or property when, as and if declared thereon by our board of directors from time to time out of our assets or funds legally available therefor. No dividends have been paid to holders of shares of the common stock since our incorporation, and no dividends are anticipated to be declared or paid in the reasonably foreseeable future.

Liquidation Rights
After payments to creditors and subject to any preferential liquidation, dissolution or winding up rights of holders of any then outstanding shares of our preferred stock, the holders of shares of the common stock are entitled to share ratably in all of our remaining assets and funds available for distribution to holders of shares of the common stock upon the liquidation, dissolution or winding-up of our affairs.

Other Matters
Holders of shares of the common stock do not have any preemptive, subscription, redemption or conversion rights. All of the shares of the common stock currently issued and outstanding are fully-paid and nonassessable.
Special Meetings
The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that, except as otherwise required by law, special meetings of the stockholders may only be called by the chairman of the board of directors, the Chief Executive Officer, or by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the whole board. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

Requirements for Notice of Stockholder Director Nominations and Stockholder Business

If a stockholder wishes to bring any business before an annual or special meeting or nominate a person for election to our Board of Directors, our Amended and Restated Bylaws contain certain procedures that must be followed for the advance timing required for delivery of stockholder notice of such nomination or other business and the information that such notice must contain.
No Cumulative Voting
Section 214 of the DGCL provides that the certificate of incorporation of any corporation may provide stockholders with the right to cumulate votes in the election of directors. The Amended and Restated Certificate of Incorporation does not provide for cumulative voting of shares of the common stock.

Delaware Anti-Takeover Law
We are a Delaware corporation subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is listed on a national securities exchange or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:
•the corporation has elected in its certificate of incorporation not to be governed by Section 203;
•the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before the date of the business combination or the date such stockholder became an interested stockholder, as applicable;
•upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the “voting stock” (as defined in Section 203) of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or
•the business combination is approved by the board of directors and by the stockholders (acting at a meeting and not by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not “owned” (as defined in Section 203) by the interested stockholder.
The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock, or other transaction resulting in a financial benefit to the interested stockholder. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Listing
The common stock is listed on the NASDAQ Global Select Market under the trading symbol “OPK.”

Transfer Agent and Registrar
The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company.